Exhibit 99.60

ASSISTANT SECRETARY’S CERTIFICATE

(Liberty Media Corporation)

I, Maureen Sturgeon, Assistant Secretary of Liberty Media Corporation (the “Corporation”), do hereby certify as follows:

Each of Craig Troyer and Pamela Coe has been and is now a duly elected and qualified Vice President of the Corporation.  Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Vice President, Senior Vice President or Executive Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the 15th day of July, 2009.

/s/ Maureen Sturgeon
Maureen Sturgeon, Assistant Secretary